Exhibit 99.2

PRESS RELEASE

Mynaric receives 2021 Pioneer Space Business Award of the Year from Euroconsult

PARIS, December 15, 2021 - Mynaric, a leader in laser communication for space applications, received the 2021 Pioneer Space Business Award of the Year at this year’s World Satellite Business Week Summit sponsored by Euroconsult.

Euroconsult, a leading global space and satellite consulting and market intelligence firm, honors the most forward-thinking businesses and innovators shaping the future of the global space sector through its annual “Outstanding Achievement Awards”.

“The World Satellite Business Week Awards recognize organizations, products and people working at the forefront of the connectivity, space and satellite communications sectors and pioneering excellence in this realm,” said Pacôme Révillon, CEO, Euroconsult. “Mynaric has shown itself to be a key driver of the industrialization of laser communication - truly pioneering the use of a technology that will revolutionize connectivity in space and in the air. Today’s award recognizes their positive contributions towards innovating in their field and securing the commercial wins that reflect the need for that innovation.”

“We are honored to receive this recognition from Euroconsult,” said Bulent Altan, CEO of Mynaric. “From the official opening of our serial production facility to becoming publicly listed on NASDAQ, this has been an exciting year for Mynaric. We are on a mission to bring global connectivity to the planet which is only possible because of the many strategic and successful relationships we have built with our customers and industry partners this year and that we will build in the future.”

The Pioneer Space Business Award of the Year is a performance-based honor. Shortlisted candidates were assessed by a panel of industry experts based on rigorous qualitative (innovation, strategic decisions, impact) and quantitative (financial and commercial indicators) criteria.

For more information about the World Satellite Business Week Summit or Awards program, please visit the event site.

About Mynaric

Mynaric (Nasdaq: MYNA; Frankfurt Stock Exchange: M0Y) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C. For more information, visit mynaric.com.